Exhibit 99.1

Launch of $1.8 billion ($/EUR) Equivalent Financing

Luxembourg (July 29, 2019) Ardagh Group has today launched a bond offering for a total financing of approximately $1.8 billion ($/EUR) equivalent, through the issue of (i) $600 million Senior Secured Notes due 2026, (ii) EUR 350 million Senior Secured Notes due 2026 and (iii) $800 million Senior Notes due 2027, (collectively the “Notes”).

The proceeds from the issuance of the Notes, net of expenses, will be used to (i) redeem in full the $1,650 million 7.250% Senior Notes due 2024, per the call schedule and (ii) pay accrued interest and applicable redemption premia.

This release is for information purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, any of the 7.250% Senior Notes due 2024.

July 29, 2019

Investors john.sheehan@ardaghgroup.com

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 100 metal and glass production facilities in 22 countries across five continents, employing over 23,000 people with sales of $9bn.

The offering of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Directive.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.